Exhibit (a)(5)(lx)
QA March 12, 2009

1)	Why did Roche increase its offer price again to $95 after only a few days?
Roche has always preferred a recommended deal with the special committee and the board. This will maximize shareholder participation in the tender offer and provide that all shareholders will be paid the same price. The offer price is attractive to both Roche shareholders and Genentech shareholders.

2)	Why does an agreed deal justify a higher price?
As previously stated, a recommended transaction offers clear and important advantages for the shareholders of both companies. The price offered is justified by the strategic nature of the transaction and the financial benefits which will accrue to Roche shareholders. As Genentech and Roche management are aligned on the path forward this will allow for a quick and smooth integration of the two organizations. In addition, this will allow us to focus even more intently on innovation and long-term projects.

3)	Do you believe that Genentech shareholders will tender their shares at this price?
We believe that our offer is very attractive to Genentech shareholders, as it allows for immediate return and liquidity.

4)	What does the amendment to the affiliation agreement mean?
The merger agreement provides for an increased price that will be paid to all shareholders whether they tender in the offer or are cashed out in the merger. The affiliation agreement has been amended to eliminate the uncertainty in terms of the price of the merger.

5)	If Roche ends up with 90% of the shares can the other 10% receive a different price?
No, all shareholders will receive the same price.

6)	What will you do if you are not able to secure 90% ownership?
Roche can buy shares and close the transaction as long it receives the majority of the minority shares. However, under this scenario it may take a bit longer to complete the merger.

7)	What are the next steps and timeline?
It is up to Genentech’s shareholders to decide on our offer and tender their shares by midnight on March 25. If the tender offer is successful, Roche will complete the acquisition promptly.

Recent developments

8)	What is the total consideration of the transaction?

Under the terms of the merger agreement, Roche is offering to acquire the publicly held interest in Genentech for $95.00 per share in cash, or a total payment of approximately US$46.8 billion (including the impact of options) to equity holders of Genentech other than Roche.

9)	What is the additional cost for the transaction from the price increase from $93 to $95?
The additional cost is approximately US$1.1 billion.

10)	Can you comment on the financing of the deal?
We’ve raised approximately US$39 billion in the corporate debt markets and are confident in our ability to raise any additional funds necessary to complete the transaction.

Timing and Process

11)	How long will it take for me to receive payment for my shares?
If the tender offer is successfully completed by midnight on March 25, shareholders who have tendered their shares will receive payment promptly.

12)	Will all Genentech options vest?
The merger agreement provides that all unvested options will accelerate and vest in connection with the merger and be cashed out.

13)	Is the transaction subject to regulatory approvals? Which ones? Do you anticipate any anti-trust concerns?
The transaction is not subject to any regulatory approvals. There is no HSR filing requirement because we already own the majority of Genentech.

14)	When do you expect the transaction to close?
The tender offer expires on March 25, 2009. If the offer is completed, a second step merger will follow. The timing required for the back end of the process depends on the number of shares tendered. If Roche receives a majority of the public shares, but less than 90% of the outstanding shares, the timeline is a bit longer since this would require an additional notice period to Genentech shareholders.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
THESE MATERIALS CONTAIN CERTAIN FORWARD-LOOKING STATEMENTS. THESE FORWARD-LOOKING STATEMENTS MAY BE IDENTIFIED BY WORDS SUCH AS “BELIEVES”, “EXPECTS”, “ANTICIPATES”, “PROJECTS”, “INTENDS”, “SHOULD”, “SEEKS”, “ESTIMATES”, “FUTURE” OR SIMILAR EXPRESSIONS OR BY DISCUSSION OF, AMONG OTHER THINGS, STRATEGY, GOALS, PLANS OR INTENTIONS.  VARIOUS FACTORS MAY CAUSE ACTUAL RESULTS

TO DIFFER MATERIALLY IN THE FUTURE FROM THOSE REFLECTED IN FORWARD-LOOKING STATEMENTS CONTAINED IN THIS DOCUMENT, INCLUDING AMONG OTHERS: (1) PRICING AND PRODUCT INITIATIVES OF COMPETITORS; (2) LEGISLATIVE AND REGULATORY DEVELOPMENTS AND ECONOMIC CONDITIONS; (3) DELAY OR INABILITY IN OBTAINING REGULATORY APPROVALS OR BRINGING PRODUCTS TO MARKET; (4) DEVELOPMENTS IN FINANCIAL MARKET CONDITIONS, INCLUDING THE MARKET FOR ACQUISITION FINANCING AND OTHER CAPITAL MARKETS AND FLUCTUATIONS IN CURRENCY EXCHANGE RATES; (5) UNCERTAINTIES IN THE DISCOVERY, DEVELOPMENT OR MARKETING OF NEW PRODUCTS OR NEW USES OF EXISTING PRODUCTS, INCLUDING WITHOUT LIMITATION NEGATIVE RESULTS OF CLINICAL TRIALS OR RESEARCH PROJECTS AND UNEXPECTED SIDE-EFFECTS OF PIPELINE OR MARKETED PRODUCTS; (6) INCREASED GOVERNMENT PRICING PRESSURES OR CHANGES IN THIRD PARTY REIMBURSEMENT RATES; (7) INTERRUPTIONS IN PRODUCTION; (8) LOSS OF OR INABILITY TO OBTAIN ADEQUATE PROTECTION FOR INTELLECTUAL PROPERTY RIGHTS; (9) LITIGATION; (10) POTENTIAL DIFFICULTIES IN INTEGRATING THE BUSINESSES OF GENENTECH AND ROCHE, AND THAT SOME OR ALL OF THE ANTICIPATED BENEFITS OF THE PROPOSED TRANSACTION MAY NOT BE REALIZED ON THE SCHEDULE CONTEMPLATED OR AT ALL; (11) THAT FUTURE DIVIDENDS ARE SUBJECT TO THE DISCRETION OF THE BOARD OF DIRECTORS OF ROCHE AND GENENTECH, AS APPLICABLE, AND A NUMBER OF OTHER FACTORS, SOME OF WHICH ARE BEYOND THE CONTROL OF ROCHE; (12) THE ABILITY OF ROCHE TO GENERATE CASH FLOW TO, AMONG OTHER THINGS, REPAY ACQUISITION-RELATED DEBT AS CURRENTLY CONTEMPLATED; (13) LOSS OF KEY EXECUTIVES OR OTHER EMPLOYEES; AND (14) ADVERSE PUBLICITY AND NEWS COVERAGE.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
THIS ANNOUNCEMENT IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR A SOLICITATION OF AN OFFER TO SELL GENENTECH COMMON STOCK. THE TENDER OFFER IS BEING MADE PURSUANT TO A TENDER OFFER STATEMENT ON SCHEDULE TO (INCLUDING THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND OTHER RELATED TENDER OFFER MATERIALS) FILED BY ROCHE WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC) ON FEBRUARY 9, 2009, AS AMENDED.  WE WILL FILE A FURTHER AMENDMENT WITH THE SEC CONTAINING MORE INFORMATION ON OUR REVISED OFFER.  IN ADDITION, ON MARCH 12, 2009, GENENTECH WILL FILE WITH THE SEC AN AMENDED SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WITH RESPECT TO THE TENDER OFFER, WHICH

WILL BE MAILED TO GENENTECH’S STOCKHOLDERS. THE TENDER OFFER STATEMENT (AND RELATED MATERIALS), AS IT MAY BE AMENDED FROM TIME TO TIME, AND THE SOLICITATION/RECOMMENDATION STATEMENT, AS IT MAY BE AMENDED FROM TIME TO TIME, CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER, THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THESE MATERIALS (AND ALL OTHER MATERIALS FILED BY ROCHE AND GENENTECH WITH THE SEC) AT THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. THESE MATERIALS MAY ALSO BE OBTAINED FOR FREE BY CONTACTING THE INFORMATION AGENT FOR THE TENDER OFFER, MACKENZIE PARTNERS, AT (212) 929-5500 OR (800) 322-2885 (TOLL-FREE).